                  [LETTERHEAD OF CANADIAN IMPERIAL BANK OF COMMERCE]


                                                            November 2, 1998



Raymond L. Loewen
4126 Norland Avenue
Burnaby, BC  V6G 3S8

Dear Mr. Loewen:

                          SALE OF 10,062,125 COMMON SHARES
                              OF THE LOEWEN GROUP INC.

          Pursuant to an agreement made the date hereof between you, 3546373 Canada Inc. (formerly Loewen Financial Inc.), Loewen Financial Limited Partnership, Loewen Limited Partnership and Canadian Imperial Bank of Commerce acting through its CIBC Capital Partners Division ("CIBCCP"), CIBCCP purchased 10,062,125 common shares (such common shares collectively, the "Block") of The Loewen Group Inc.

          CIBC hereby confirms that its current intention is to seek offers for the sale of the Block and wishes to obtain your advice and assistance from time to time at its request in connection therewith (such advise and assistance, the "Services"). As part of the Services, you will promptly notify CIBCCP of any potential purchasers of the Block of which you become aware and will, if and to the extent requested by CIBCCP, assist CIBCCP in any discussions or negotiations with any potential purchasers of the Block whether or not identified by you.
You will not, however, without the prior consent of CIBCCP, solicit any offers for the purchase of the Block or initiate any discussions with any potential purchasers of the Block. In addition, you will not take or participate in any action which would prevent or otherwise adversely affect the obtaining offers for or the sale of the Block or adversely affect the market value of the Block. All information which you obtain in carrying out the Services (whether obtained from CIBCCP or a potential purchaser) shall be confidential and you will not disclose any such information to any person other than CIBCCP or persons designated by CIBCCP. Notwithstanding the foregoing provisions of this paragraph, in no event shall you be obliged to do any act or thing that would constitute a breach of any fiduciary or similar duty you owe to The Loewen Group Inc.

               Your retainer hereunder shall commence on the date hereof and shall end on the earlier of (i) the date on which CIBCCP closes its sale of the Block (the "Sale Date") and (ii) March 31, 1999.

          In consideration for your providing the Services, CIBCCP will pay to you a fee (plus any applicable goods and services tax) in an amount equal to 20% of the amount, if any, by which:

          (i) its net cash proceeds (after all reasonable fees, commissions and out-of-pocket expenses, including fees of counsel) from the sale of all or any portion of the Block;

                 shall exceed

          (ii)   the sum of (a) US $91,188,008; (b) US $58,342,607 less the amount standing to your credit in the Cash Security Account (as such term is defined in the Second Amended and Restated Credit Agreement made as of November 2, 1998 between you and CIBCCP) on the Sale Date; and (c) amount of interest that would accrue on the amount referred to in item (a) from and including the date hereof to but excluding the Sale Date at the rate of 5.27% per annum calculated and compounded quarterly, provided, however, that CIBCCP shall not be obliged to make any payment to you if the Sale Date shall not have occurred on or prior to March 31, 1999 unless CIBCCP has, before April 1, 1999, entered into an agreement to sell the Block and all government approvals and other conditions to such sale have not been obtained or satisfied before April 1, 1999. CIBCCP's current intention is to solicit only all-cash offers for the Block; provided however that if it decides to accept an offer for the Block involving non-cash consideration in whole or in part, the fee payable to you hereunder will be calculated with reference to the fair market value of such non-cash consideration.

          Until the earlier of (i) December 2, 1998 and (ii) the date on which closing price for common shares in the capital of the Corporation on the New York Stock Exchange (or if not listed or traded on the New York Stock Exchange, the Equivalent Amount in U.S. Dollars of the closing price for the common shares on The Toronto Stock Exchange or if not listed or traded or The Toronto Stock Exchange, on the Montreal Exchange) is less than US$8.00, CIBCCP agrees that it will not sell, assign or transfer the Block for consideration of less than US$16.00 per share without your prior agreement to such sale.

          It is agreed that until November 12, 1998 (or such earlier date as is referred to in item (ii) of the preceding paragraph) CIBCCP will not solicit offers for the Block from any persons other than the persons listed on Schedule A hereto; provided that nothing contained herein shell prevent CIBCCP from negotiating or discussing the sale of the Block during such period with any person who may contact CIBCCP on an unsolicited basis for such purpose. After the expiry of such period, CIBCCP may solicit offers for the Block from any person which it considers to be a prospective purchaser of the Block.

          For greater certainty, it is agreed that if CIBCCP sells or otherwise transfers the Block to a person or persons with whom it does not deal at arm's length for the purposes of the INCOME TAX ACT (Canada) (collectively the "Related Party"), no fee shall be payable to you in respect of any such sale or transfer to the Related Party but CIBCCP shall continue to be obliged to pay you for the Services and the amount of your fee shall be determined on the basis of any sale of the Block by the Related Party as if the Related Party were CIBCCP.

          If you agree to provide the Services on the terms and subject to the conditions contained herein, please sign and return to us one signed copy of this letter.

                                   Yours truly,

                                   CANADIAN IMPERIAL BANK OF COMMERCE acting through its CIBC CAPITAL PARTNERS DIVISION by
                                      -----------------------------

                                   -----------------------------------

                    -------------------------------------

          I agree to provide the Services on the terms and subject to the conditions set out above.

          Dated the 2nd day of November, 1998.

SIGNED, SEALED AND DELIVERED       )
          in the presence of       )
                                   )
                                   )
                                   )    -----------------------------------
                                   )    Raymond L. Loewen